Filed pursuant to Rule 433

Registration Statement No. 333-204688

Issuer Free Writing Prospectus dated September 18, 2017

Relating to Prospectus Supplement dated September 18, 2017

(To Prospectus dated July 10, 2015)

TERM SHEET

Public Offering of Common Stock and Warrants

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada (other than Quebec). A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Investing in the securities involves a high degree of risk. For a discussion of risk factors that you should consider before investing in the securities, see “Risk Factors” in the U.S. prospectus supplement and the U.S. base prospectus. You should also consider the risk factors described in the documents incorporated by reference in the U.S. prospectus supplement and the U.S. base prospectus.

A U.S. prospectus supplement to the U.S. base prospectus dated September 18, 2017 will also be filed with the Securities and Exchange Commission (SEC) in the United States and will contain important information relating to the securities described in this term sheet. The issuer has filed a registration statement (including a U.S. base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the U.S. base prospectus, as supplemented by the U.S. prospectus supplement to be filed with the SEC, in that registration statement and other documents the issuer has and will file with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, as supplemented, if you request it by contacting Cantor Fitzgerald Canada Corporation, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com or Cantor Fitzgerald & Co., Attention: Capital Markets, 499 Park Ave., 6th Floor, New York, New York, 10022, or by email at prospectus@cantor.com..

Issuer:	McEwen Mining Inc. (the “Company”)

Issued Securities:

18,000,000 shares of common stock of the Company (the “Shares”) and associated one-half common stock warrant (the “Warrants”) to purchase an aggregate of 9,000,000 shares of common stock of the Company (the offering of such Shares and Warrants, the “Offering”).

Size of Issue:	US$40,500,000

Issue Price:	US$2.25 per Share and associated one-half common stock Warrant (the “Issue Price”).

Warrants:

Each whole Warrant shall entitle the holder to purchase one share of common stock (each, a “Warrant Share”) at US$2.70 at any time on or before the date which is fifty-three (53) weeks after the Closing Date. The Warrants will be issued in certificated form and will not be listed or traded.

Underwriters’ Option:

The Underwriters will have an option, exercisable in whole or in part at any time up to 30 days following the execution of the underwriting agreement, to purchase up to an additional 2,700,000 shares of Common Stock and/or Warrants to purchase 1,350,000 shares of Common Stock on the same terms and conditions as set forth herein.  The Underwriters can elect to exercise the over-allotment option for Common Stock and Warrants, Common Stock only, Warrants only or any combination thereof.

Underwriters:

Cantor Fitzgerald Canada Corporation (“CFCC”) will act as the sole book-running manager and will lead a syndicate of underwriters in connection with the Offering and H.C. Wainwright & Co., LLC is acting as the lead manager for the Offering (collectively, the “Underwriters”).

Form of Underwriting:

“Bought deal” offering by way of a prospectus supplement in Canada and prospectus supplement to the Company’s shelf registration statement in the United States, subject to a mutually acceptable underwriting agreement.

Jurisdictions:

In the United States through CFCC’s U.S. affiliate, Cantor Fitzgerald & Co., and H.C. Wainwright & Co., LLC, and all provinces of Canada (except Quebec). The Shares and Warrants may also be offered in those jurisdictions outside of the United States and Canada as agreed to by the Company and the Underwriters provided that no prospectus filing or comparable obligation arises and the Company does not thereafter become subject to continuous disclosure obligations in such jurisdictions.

Underwriters’ Fees:	The Company shall pay the Underwriters a commission equal to 5.0% of the gross proceeds of the Offering.

Use of Proceeds:

The net proceeds of the Offering will be used: i) to fund the previously announced acquisition of the Black Fox Complex and associated assets and liabilities, and ii) for working capital and general corporate purposes.

Listing:

Prior to the Closing Date, the Company will obtain all necessary regulatory approvals for the Offering, including Toronto Stock Exchange and New York Stock Exchange approval of the listing of the shares of Common Stock (including the Shares and the Warrant Shares issuable upon exercise of the Warrants).  The Warrants will not be listed or traded on any securities exchange.

Eligibility for Investment:	Eligible for RRSPs, RESPs, RRIFs, TFSAs and DPSPs.

Closing Date:	On or about September 22, 2017 (T+3) or such other date as the Company and CFCC, on behalf of the Underwriters, mutually agree (the “Closing

Date”).

Standstill Period:

The Company shall not, without the prior written consent of CFCC, on behalf of the Underwriters, issue, offer to sell or otherwise dispose of or enter into any transaction to sell or issue or announce the issue of, any equity securities of the Company for a period of 90 days following the execution of the underwriting agreement (“Expiry Date”), other than: (i) pursuant to the underwriting agreement; (ii) pursuant to the grant of options or other equity-based awards pursuant to any stock compensation plan in effect as of the date of the underwriting agreement and which is disclosed in the prospectus or prospectus supplement; (iii)  the issuance of Common Stock upon the exercise of any options or warrants outstanding as of the date of the underwriting agreement and which is disclosed in the prospectus or prospectus supplement; or (iv) the issuance of Common Stock in connection with the acquisition by the Company of mineral properties or other entities engaged in the mining business (including, without limitation, pursuant to an option agreement, joint venture or asset purchase), provided that the aggregate number of shares of Common Stock issued in connection with such transactions shall not exceed 10% of the number of shares of Common Stock outstanding as of the Closing Date, without the prior written consent of CFCC, on behalf of the Underwriters, such consent not to be unreasonably withheld.

Insider Lock-Ups:

As a condition precedent to the Underwriters’ obligation to close the Offering, all directors and executive officers of the Company shall execute and deliver written undertakings in favour of the Underwriters agreeing, subject to limited exceptions, not to offer, sell, transfer, pledge, assign, enter into any swap transactions or otherwise dispose of any securities of the Company owned, directly or indirectly by such directors or executive officers, or publicly announce an intention to do any of the foregoing, until the Expiry Date, without the prior written consent of CFCC, on behalf of the Underwriters.